UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒        Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2004

or

☐        Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from              to

Commission file number: 0-21080

Enbridge Employee Services, Inc. Employees’ Savings Plan

1100 Louisiana Street

Suite 2900

Houston, TX 77002-5217

(Full title of the plan and the address of the plan)

Enbridge Inc.

3000 Fifth Avenue Place

425-1st Street S.W.

Calgary, Alberta, Canada T2P 3L8

(Name of the issuer of the securities held pursuant to the
plan and the address of its principal executive office)

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

Enbridge Employee Services, Inc. Employees’ Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Enbridge Employee Services, Inc. Employees’ Savings Plan (the “Plan”) at December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Houston, Texas

June 29, 2005

Enbridge Employee Services, Inc.

Employees’ Savings Plan

Statements of Net Assets Available for Benefits

(Dollars in Thousands)

	December 31,
	2004	2003
Investments:
Corporate Stock
Participant directed	$24,576	$17,931
Non-participant directed	9,846	6,792
Registered investment companies	61,408	50,118
Common and collective trust funds	20,388	19,803
Participant loans	2,344	1,762
Total investments	118,562	96,406

Receivables	453	267

Net Assets Available for Benefits	$119,015	$96,673

The accompanying notes to the financial statements are an integral part of these statements.

Enbridge Employee Services, Inc.

Employees’ Savings Plan

Statements of Changes in Net Assets Available for Benefits

(Dollars in Thousands)

	Year Ended December 31,
	2004	2003
Investment income (loss):
Net appreciation in fair value of investments as determined by quoted market price	$11,377	$17,904
Net appreciation in fair value of common and collective trust funds	275	518
Interest	101	91
Dividends	3,435	2,367
	15,188	20,880
Contributions:
Employer (noncash at fair value)	2,536	2,066
Participant	4,834	3,934
Rollovers	2,968	1,199
	10,338	7,199

Total additions	25,526	28,079

Deductions:
Benefits paid	(3,184)	(2,883)

Total deductions	(3,184)	(2,883)

Net increase	22,342	25,196

Net assets available for benefits:
Beginning of year	96,673	71,477
End of year	$119,015	$96,673

The accompanying notes to the financial statements are an integral part of these statements.

Enbridge Employee Services, Inc.

Employees’ Savings Plan

Notes to Financial Statements

December 31, 2003

(Dollars in Thousands)

NOTE A - DESCRIPTION OF THE PLAN

General:  The following is a general description of the Enbridge Employee Services, Inc. Employees’ Savings Plan (the “Plan”) and is qualified in its entirety by reference to the Plan Document as amended. Participants should refer to the Plan document for a more complete description of its provisions.  The Plan provides a program whereby eligible participants may accumulate savings on a regular basis.  The Plan is a defined contribution plan intended to satisfy the requirements of Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and the Employee Retirement Income Security Act of 1974, as amended  (“ERISA”).  The Plan allows participants to contribute to the Plan on a pre-tax basis pursuant to Section 401(k) of the Code and provides for employer matching contributions pursuant to Section 401(m) of the Code.

Enbridge Employee Services, Inc. (the “Company”) is the Plan Sponsor (the “Plan Sponsor”).  The Plan is administered by the Plan Sponsor and advised by a committee whose members are appointed by the Plan Sponsor, the Pension Administration Committee (the “PAC”).  T. Rowe Price Trust Company (the “Trustee”) is the Trustee for the Plan.  T. Rowe Price Retirement Plan Services, Inc. has been designated recordkeeper of the Plan by the PAC.

All regular employees of the Company are eligible to participate in the Plan on the first day of the month following their date of hire. Temporary employees are eligible to participate after a year of service as defined in the Plan.

The Plan was amended in April 2004 and March 2005 in connection with the acquisitions of certain entities in 2004 and the related hiring of employees associated with the entities acquired.  The Plan was amended on December 31, 2003, to add provisions relating to required minimum distributions and to provide that the Plan may be amended by the President and CEO or by the PAC in certain circumstances.  The Board of Directors of the Company continues to have authority to amend the Plan in any regard at any time.

Contributions:  All contributions made to the Plan are invested by the Trustee as they are received from the Company.  Participants are entitled to make pre-tax contributions to the Plan by electing to contribute a specified percentage of their compensation, up to 50%, but in no event in excess of the statutory maximum contribution amount, which for 2004 and 2003 was $13 and $12, respectively.  The statutory maximum amount is increased by the “catch-up” contribution amount of $3 and $2 for 2004 and 2003, respectively, for anyone who attained age 50 or older during the year.

The Company will match 100% of a participant’s pre-tax contributions (not including the catch-up contribution) up to the percentages of compensation set forth below, based on the participant’s years of service:

Less than one year of service:	2% match
One year of service:	3% match
Two years of service:	4% match
Three or more years of service:	5% match

Service for designated affiliates and predecessor employers is taken into account for this purpose.

Participant contributions are invested at the discretion of each participant in one or more of the investment options discussed below.  A participant contributes to the Plan by electing to defer a portion of his or her salary that would otherwise be payable to such participant.  All matching contributions are initially invested in the Enbridge Inc. Stock Fund.  At the participants’ discretion, and subject to the terms of the Plan, the participants may transfer up to 50% of the matched contributions to the remaining investment options available under the Plan.

Vesting:  Participants are fully vested in all contributions to the Plan.  Neither an amendment to the Plan nor the termination of the Plan may reduce the vested amount credited to any participant’s account without the consent of the participant, unless such reduction is necessary to 1) comply with the law; 2) enable the Plan to remain qualified; or 3) enable the contributions by the Company to the Plan to be deductible.  In addition, neither the amendment nor the termination of the Plan may have the effect of giving the Company any interest in the Plan’s assets, nor divert any assets to purposes other than for the exclusive benefit of participants and their beneficiaries.  In the event of Plan termination, the Company will make distributions to participants as soon as administratively feasible.

Plan Termination:  Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the Plan assets will be valued as of the date of such termination or discontinuance, and after crediting any increase or charging any decrease to all accounts then existing, the Plan shall distribute the full amount of each participants’ account.

Investment options:  A brief description of the Plan’s investment options follows. In the descriptions below, a “well-established” company is defined as a company with leading market position, seasoned management, and strong financial fundamentals.  For a detailed description of the investment options and respective risk profiles, refer to each respective fund’s prospectus.

Investments at Quoted Market Price:

Enbridge Inc. Stock Fund - The Enbridge Inc. Stock Fund seeks capital appreciation and current income by investing in the common stock of Enbridge Inc., the ultimate parent company of the Company.

T. Rowe Price U.S. Treasury Intermediate Bond Fund - The T. Rowe Price U.S. Treasury Intermediate Bond Fund seeks a high level of income consistent with maximum credit protection and moderate fluctuation in principal by investing in U.S. Government obligations, mortgage and asset backed securities and investment grade corporate debt issues having a remaining effective maturity of no more that 10 years from the time of purchase.  The Plan no longer offers this fund as an investment option. Effective October 1, 2004, the T. Rowe Price Spectrum Income Fund replaced the T. Rowe Price U.S. Treasury Intermediate Fund as an income investment option. If plan participants had assets in the U.S. Treasury Intermediate Fund, they had until March 31, 2005 to request an exchange to a new investment option(s). Any assets remaining in the U.S. Treasury Intermediate Fund at that time were mapped to the Spectrum Income Fund.

Dodge & Cox Balanced Fund - The Dodge & Cox Balanced Fund seeks income, conservation of principal, and long-term growth of principal and income.  Stocks generally compose 60-65% of the fund’s assets, bonds 30% to 40%, and up to 5% in cash, but the fund may hold up to 75% of assets in common stocks and convertibles.  The stock portion of the fund is invested in well established companies, while the balance of the fund’s assets are invested in high-quality, fixed income securities, such as U.S. Treasuries, mortgage backed securities, and corporate bonds.

T. Rowe Price Equity Income Fund - The T. Rowe Price Equity Income Fund seeks substantial dividend income as well as long-term growth of capital by investing primarily in dividend-paying common stocks of established companies.

T. Rowe Price Mid-Cap Growth Fund - The T. Rowe Price Mid-cap Growth Fund seeks long-term growth of capital by investing primarily in the common stocks of medium-sized companies with potential for above-average growth.

T. Rowe Price International Stock Fund - The T. Rowe Price International Stock Fund seeks long-term growth of capital through investments primarily in the common stocks of established non-U.S. companies.

T. Rowe Price Small-Cap Stock Fund- The Small-Cap Stock Fund seeks long-term growth of capital through investments in stocks of small companies. A small company is defined as having a market capitalization that falls (i) within or below the range of companies in either the current Russell 2000 Index or the S&P Small-Cap 600 Index or (ii) below the three-year average maximum market cap of companies in either index as of December 31 of the three preceding years. Small companies are often overlooked by the investment community and their securities may be undervalued, providing the potential for significant capital appreciation.

T. Rowe Price Blue Chip Growth Fund - The Blue Chip Growth Fund seeks long-term growth of capital through investing primarily in common stocks of well-established companies with the potential for above-average growth in earnings.

T. Rowe Price Spectrum Income Fund – The Spectrum Income Fund seeks a high level of current income with moderate price fluctuations by investing in a diversified group of T. Rowe Price mutual funds that invest primarily in fixed income securities.

Common and Collective Trust Funds:

T. Rowe Price Stable Value Fund - The T. Rowe Price Stable Value Fund seeks to provide a competitive yield while maintaining principal stability by investing primarily in a diversified portfolio of structured investment contracts and guaranteed investment contracts issued by insurance companies and banks.

T. Rowe Price Equity Index Trust - The T. Rowe Price Equity Index Trust seeks to replicate as closely as possible the total return performance of the Standard & Poor’s 500 Composite Index.

Participant Loans:  The Plan allows participants to borrow from their fund accounts, a minimum of $1 up to a maximum of $50 ($25 prior to November 8, 2002) or 50% of their account balance, whichever is less.  The $50 in the foregoing sentence (previously, $25) is reduced by the excess of the highest outstanding balance of loans from the Plan during the one-year period ending on the day before the date on which the loan was made over the outstanding balance of loans from the Plan on the date on which the loan was made. A loan is secured by the balance in the participant’s account and bears interest at a rate of one percent above the prime rate as of the first business day of the month in which the loan is to be funded.  Loans are to be repaid by payroll deduction not less frequently than quarterly over a period elected by the participant, which period may not exceed five years.  Participants may have no more than two loans outstanding (one loan limit prior to November 8, 2002).  Upon termination of employment, a participant may continue to repay the loan by personal check each month.  If a participant fails to repay a loan according to its terms, the Trustee will declare the loan in default and, if the participant is entitled to receive a distribution from the Plan, the participant will be considered as receiving a distribution in the amount of the outstanding balance on the loan and, if the participant is not entitled to a distribution, the participant will receive a “deemed distribution” in the amount of the outstanding balance on the loan.  The Plan had no deemed distributions during the years ended December 31, 2004 and 2003.  The participant loans outstanding at December 31, 2004 and 2003 were $2,344 and $1,762, respectively.  The ranges of interest rates charged to participants for outstanding loans were 5% - 10.5% during the years 2004 and 2003.

Payment of Benefits:  Upon retirement or termination of employment, a participant may elect to receive the value of the participant’s account in any of the following forms of distribution:  a lump sum, installments over a period elected by the participant or in two or more withdrawals, any one of which may be no less than $1 and which may be taken no more frequently than once each calendar quarter.  Distributions must commence no later than the required beginning date as set forth in the Plan.  Assets of $3,269 and $3,022 associated with terminated employees were included in the total plan assets for the years ended December 31, 2004 and 2003, respectively.

The Plan also permits withdrawals of pre-tax elective deferral contributions in the event of a hardship.  Hardship for this purpose is defined as an immediate and heavy financial need that cannot be satisfied from other sources and that is for the payment of medical expenses, purchase of a principal residence, payment of tuition and related fees for a year of post-secondary education or payments necessary to prevent the eviction of the participant or the foreclosure of the mortgage on the participant’s primary residence.

Administrative Expenses:  The Company may pay the Trustee fees, brokerage fees, and other administrative expenses incident to administering the Plan, but is not obligated to do so.  If the Company does not do so, such costs may be charged against the Plan assets.  Loan processing fees are paid by the Plan and are deducted from the individual participant’s accounts when the loan is issued.  Administrative expenses related to the 2004 and 2003 plan year were paid by the Company. Administrative expenses paid by the Company were $39 and $40 as of December 31, 2004 and 2003, respectively.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting and Presentation: The financial statements of the Plan are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.  The preparation of the Plan financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements.  Actual results could differ from those estimates.

Valuation of Investments and Income Recognition:  The Plan’s investments are stated at fair value.  Shares of corporate stock and registered investment companies are valued using quoted market prices. Shares of common and collective funds are valued using amounts reported by the Trustee.  Amounts reported by the Trustee are stated at fair value as determined in good faith by or under the supervision of the Trustee. Participant loans are stated at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded as earned on the accrual basis.  Dividends are recorded on the ex-dividend date.

The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation and depreciation in fair value of investments, which consists of net realized gains and losses and the unrealized appreciation and depreciation on those investments.

Benefit Payments:  Benefit distributions are recorded when paid.

Risks and Uncertainties:  The Plan provides investment options in various combinations of investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially adversely affect participant account balances and the amounts reported in the financial statements.

NOTE C - INCOME TAX STATUS

By resolution of the Board of Directors of Enbridge (U.S.) Inc. effective February 28, 2002, the Plan was amended and restated to comply with law changes (commonly referred to as “GUST” amendments), to incorporate Plan amendments since its last restatement and to make amendments required by the Economic Growth and Tax Relief Reconciliation Act of 2001.  The restated Plan was submitted to the Internal Revenue Service on February 28, 2002, which issued a favorable tax determination letter on January 30, 2003.  The plan has been amended since receiving the determination letter (see Note A). To the best of its knowledge, the Company believes that the Plan is being operated in compliance with applicable requirements of the Code or, where operational non-compliance has been discovered, the Company is taking action, with the assistance of legal counsel, to correct such non-compliance in accordance with applicable IRS guidance.

NOTE D - INVESTMENTS

The fair values of individual investments that represent 5% or more of the Plan’s net assets are as follows:

	December 31,
	2004	2003
Participant Directed
Dodge and Cox Balanced Fund	$26,137	$22,124
T. Rowe Price Equity Income Fund	7,320	5,752
T. Rowe Price Mid-Cap Growth Fund	18,028	14,420
T. Rowe Price Stable Value Fund	17,442	17,435
Enbridge Inc. Stock Fund	24,576	17,931

Non-participant Directed
Enbridge Inc. Stock Fund	9,846	6,792

NOTE E - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of benefits paid to participants per the Statement of Changes in Net Assets Available for Benefits to the Form 5500:

	Year Ended December 31,
	2004	2003
Benefits paid to participants per the financial statements	$3,184	$2,883
Add: Amounts allocated to withdrawing participants at end of year	—	—
Less: Amounts allocated to withdrawing participants at beginning of year	—	(53)

Benefits paid to participants per the Form 5500	$3,184	$2,830

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

NOTE F - NON-PARTICIPANT DIRECTED INVESTMENTS

As discussed in Note A, all employer-matching contributions are initially invested in the Enbridge Inc. Stock Fund.  The Plan provides that 50% of such matching contributions must remain invested in the Enbridge Inc. Stock Fund.  At their discretion, and subject to the terms of the Plan, participants may transfer the other 50% to the remaining investment options available under the Plan.  The balance of the non-participant directed portion of the Enbridge Inc. Stock Fund at December 31, 2004 and 2003 was $9,846 and $6,792, respectively.

There were no reportable transactions for the Non-Participant Directed Enbridge Stock Fund for 2004.

Information about the significant components of the changes in the non-participant directed investment for 2004 and 2003 are as follows:

	Year Ended December 31,
	2004	2003

Investment income:
Net appreciation in fair value of investments	$1,656	$2,205
Interest	5	3
Dividends	245	177
	1,906	2,385

Contributions	1,325	1,056

Total additions	3,231	3,441

Deductions:
Benefits paid	(177)	(328)

Net Increase	3,054	3,113

Balance at beginning of year	6,792	3,679
Balance at end of year	$9,846	$6,792

NOTE G - PARTY-IN-INTEREST INVESTMENTS

At December 31, 2004 and 2003, the Plan held 198,399 and 163,393, respectively, shares of Enbridge Inc. non-participant directed common stock, and 495,225 and 431,354, respectively, shares of Enbridge Inc. participant directed common stock. These shares were purchased on the open market as an investment.  Enbridge Inc. is the indirect parent of the Company.

The following T. Rowe Price funds are managed by T. Rowe Price Associates, Inc.:  Stable Value Fund, U.S. Treasury Intermediate Bond Fund, Equity Income Fund, Mid-Cap Growth Fund, Small-Cap Stock Fund, Blue Chip Growth Fund, Spectrum Income Fund, and Equity Index Trust.  T. Rowe Price International, Inc. manages the International Stock Fund.  T. Rowe Price Trust Company is the Trustee of the Stable Value Stock Fund and the Equity Index Trust.  T. Rowe Price Associates, Inc. and T. Rowe Price Stable Asset Management, Inc. serve as investment advisors to the Trustee, T. Rowe Price Trust Company; therefore, these transactions qualify as party-in-interest transactions. Each participant account under the Plan has been proportionately allocated a portion of the management and other fees charged by T. Rowe Price Associates as Investment Manager for each of the mutual funds held by the Plan. For the Plan years ended December 31, 2004 and 2003, respectively, management and other fees paid to T. Rowe Price Associates, Inc, totaled $511 and $436, respectively.

Transactions resulting in Plan assets being transferred to, or used by a related party are prohibited under ERISA and the Code unless a specific exemption exists.  Enbridge Inc. is a “party-in-interest” as defined by ERISA and a “disqualified person” as defined by the Code as a result of its ownership of the Company.  However, the purchase of Enbridge Inc. common stock by the Plan is exempt under ERISA Section 408(e) and Code Section 4975(d)(13) and is therefore not prohibited by ERISA or the Code.  T. Rowe Price is a “party-in-interest” and “disqualified person” as a result of its status as a plan fiduciary and service provider.  However, the purchase of interests of a collective fund managed by T. Rowe Price is exempt under ERISA Section 408(b)(8) and Code Section 4975(d)(8) and is not prohibited by ERISA or the Code.

Enbridge Employee Services, Inc.

Employees’ Savings Plan

Form 5500 – Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

At December 31, 2004

a.	b. Identity of issue, borrower, lessor, or similar party	c. Description of investment including maturity date, rate of interest, par or maturity value	d. Cost	e. Current Value

1.*	T. Rowe Price Mid-Cap Growth Fund	Investment of a Registered Investment Company	13,697,447	18,028,214
2.	Dodge & Cox Balanced Fund	Investment of a Registered Investment Company	22,387,779	26,136,710
3.*	T. Rowe Price U.S. Treasury Intermediate Bond Fund	Investment of a Registered Investment Company	3,002,330	3,020,197
4.*	T. Rowe Price International Stock Fund	Investment of a Registered Investment Company	2,768,895	2,654,821
5.*	T. Rowe Price Equity Income Fund	Investment of a Registered Investment Company	6,793,889	7,319,666
6.*	T. Rowe Price Small-Cap Stock Fund	Investment of a Registered Investment Company	1,463,587	1,748,359
7.*	T. Rowe Price Blue-Chip Growth Fund	Investment of a Registered Investment Company	1,783,330	2,139,751
8.*	T. Rowe Price Spectrum Income Fund	Investment of a Registered Investment Company	359,067	360,431
9.*	T. Rowe Price Stable Value Fund	Investment of a Common/Collective Trust Fund	17,442,013	17,442,013
10.*	T. Rowe Price Equity Index Trust	Investment of a Common/Collective Trust Fund	2,585,748	2,946,380
11*	Enbridge Inc. Stock Fund - Participant Directed	Common Stock	13,210,402	24,576,010
12*	Enbridge Inc. Stock Fund - Non-Participant Directed	Common Stock	5,580,942	9,845,703
13*	Participant Loans	Interest rate range 5%-10%; Maturity date range 01/15/05 - 01/04/10	—	2,344,059

* Parties-in-Interest

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ENBRIDGE EMPLOYEE SERVICES, INC.
EMPLOYEES’ SAVINGS PLAN

Dated: June 29, 2005	/s/ Chris Kaitson
Chris Kaitson
Member of the Administrative Committee of the Enbridge
Employee Services, Inc. Employees’ Savings Plan

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of PricewaterhouseCoopers LLP